

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 9, 2012

<u>**Via E-Mail**</u>

Stephen Tollefsen, Esq.
Tollefsen Business Law PC
2825 Colby Avenue, #304
Everett, WA 98201

>   **Re: Itex Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 6, 2012**
>   **File No. 000-18275**

Dear Mr. Tollefsen:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

<u>The Polonitza Nominees are a Bad Fit for the Company, page 14</u>

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that (i) Mr. Polonitza "has initiated a protracted conflict that *has already harmed the financial performance of ITEX*" (emphasis added), and (ii) you believe "a change in control of ITEX could be potentially destabilizing for ITEX's business" and that you "believe there is value in the continuity of our key personnel, and our long-term relationship building with franchisees will be jeopardized by a complete lack of continuity."

<u>Other Matters – Proxy Solicitation, page 29</u>

2.   We note that you may employ various methods to solicit proxies, including mail, personally, telephone, fax, email, or other electronic means. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

3.   Please describe what other methods of soliciting proxies will be used rather than state "other electronic means." If this refers to the solicitation of proxies via the internet, tell us whether it will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

<u>/s/ Daniel F. Duchovny</u>
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions